UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                     (Amendment No.      3        )*
                                   ---------------

                      Home City Financial Corporation
----------------------------------------------------------------------------
                              (Name of Issuer)


                        Common shares, no par value
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                43706C 10 0
----------------------------------------------------------------------------
                              (CUSIP Number)



                             December 31, 2000
----------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ x ]    Rule 13d-1(b)
     [   ]    Rule 13d-1(c)
     [   ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43706C 10 0                13G
          -----------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Home City Financial Corporation Employee Stock Ownership Plan

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)

                                                    (b)  X

3     SEC USE ONLY




4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio


                     5     SOLE VOTING POWER

                           -0-
NUMBER OF
SHARES               6     SHARED VOTING POWER
BENEFICIALLY
OWNED                      -0-
BY EACH
REPORTING            7     SOLE DISPOSITIVE POWER
PERSON
WITH                       -0-

                     8     SHARED DISPOSITIVE POWER

                           92,771

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      92,771

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.4%


12    TYPE OF REPORTING PERSON

      EP

CUSIP No. 43706C 10 0                13G
          -----------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Bankers Trust Company, N.A.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)

                                                    (b)  X

3     SEC USE ONLY



4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States



                    5     SOLE VOTING POWER

                          66,137
NUMBER OF
SHARES              6     SHARED VOTING POWER
BENEFICIALLY
OWNED                     -0-
BY EACH
REPORTING           7     SOLE DISPOSITIVE POWER
PERSON
WITH                      -0-

                    8     SHARED DISPOSITIVE POWER

                          92,771


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      92,771


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.4%


12    TYPE OF REPORTING PERSON*

      BK

Item 1(a).     Name of Issuer:
----------

               Home City Financial Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:
----------

               63 W. Main Street
               Springfield, Ohio  45502

Item 2(a).     Name of Persons Filing:
----------
               First Bankers Trust Company, N.A.

               Home City Financial Corporation Employee Stock Ownership Plan

Item 2(b).     Address of Principal Business Office or, if none, Residence:
----------
               First Bankers Trust Company, N.A.
               1201 Broadway
               Quincy, Illinois  62301

               Home City Financial Corporation Employee Stock Ownership Plan First Bankers Trust Company, N.A., Trustee
               1201 Broadway
               Quincy, Illinois  62301

Item 2(c).     Citizenship:
----------
               First Bankers Trust Company, N.A.
               Organized under the laws of the United States

               Home City Financial Corporation Employee Stock Ownership
               Plan:
               Organized in Ohio

Item 2(d).     Title and Class of Securities:
----------
               Common shares, no par value

Item 2(e).     CUSIP Number:
----------
               43706C 10 0

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
-------        13d-2(b) or (c), check whether the person filing is a:

               (a)     [     ]      Broker or Dealer registered under Section
                                    15 of the Act (15 U.S.C. 78o).

               (b)     [  X  ]      Bank as defined in section 3(a)(6) of the
                                    Act (15 U.S.C. 78c).

               (c)     [     ]      Insurance Company as defined in section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

               (d)     [     ]      Investment Company registered under
                                    section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)     [     ]      An investment adviser in accordance with
                                    section 240.13d-1(b)(1)(ii)(E).

               (f)     [  X  ]      An employee benefit plan or endowment
                                    fund in accordance with section
                                    240.13d-1(b)(1)(ii)(F).

               (g)     [     ]      A parent holding company or control
                                    person in accordance with section
                                    240.13d-1(b)(1)(ii)(G).

               (h)     [     ]      A savings association as defined in
                                    Section 13(b) of the Federal Deposit
                                    Insurance Act (12 U.S.C. 1813).

               (i)     [     ]      A church plan that is excluded from the
                                    definition of an investment company
                                    under Section 3(c)(14) of the Investment
                                    Company Act of 1940 (15 U.S.C. 80a-3).

               (j)     [     ]      A group, in accordance with section
                                    240.13d-1(b)(1)(ii)(J).


Item 4.   Ownership:
-------

          First Bankers Trust Company, N.A.
          ---------------------------------

          (a)     Amount Beneficially Owned:
                  92,771

          (b)     Percent of Class:
                  11.4%

           (c)     Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:
                           66,137

                   (ii)    shared power to vote or to direct the vote:
                           -0-

                   (iii) sole power to dispose or to direct the disposition of:
                           -0-

                   (iv)    shared power to dispose or to direct the
                           disposition of:
                           92,771

                    Home City Financial Corporation Employee Stock Ownership
                    --------------------------------------------------------
                    Plan
                    ----

                    (a)     Amount Beneficially Owned:
                            92,771

                    (b)     Percent of Class:
                            11.4%

                    (c)     Number of Shares as to which such person has:

                            (i)     sole power to vote or to direct the
                                    vote:
                                    -0-

                            (ii)    shared power to vote or to direct the
                                    vote:
                                    -0-

                            (iii) sole power to dispose or to direct the disposition of:
                                    -0-

                            (iv) shared power to dispose or to direct the disposition of:
                                    92,771

                    There are 92,771 common shares owned by the Home City Financial Corporation Employee Stock Ownership Plan
                    (the "Plan"). First Bankers Trust Company, N.A., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 2000, 26,634 shares had been allocated to Plan participants.

                    Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item 5.             Ownership of Five Percent or Less of a Class:
-------

                    Inapplicable

Item 6.             Ownership of More Than Five Percent on Behalf of Another
-------             Person:


                    Inapplicable

Item 7.             Identification and Classification of the Subsidiary
------ Which Acquired the Security Being Reported on by the Parent Holding Company:

                    Inapplicable

Item 8.             Identification and Classification of Members of the
-------             Group:

                    Inapplicable

Item 9.             Notice of Dissolution of Group:
-------
                    Inapplicable

Item 10.            Certification:
--------
                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FIRST BANKERS TRUST COMPANY, N.A.

 Date: 2/05/01                     By: /s/ Linda Shultz
       -------                         Trust Officer


                                   HOME CITY FINANCIAL CORPORATION
                                   EMPLOYEE STOCK OWNERSHIP PLAN


                                   By First Bankers Trust Company, N.A.,
                                       Trustee


Date: 2/05/01                      By: /s/ Linda Shultz
      -------                          Trust Officer

                                  EXHIBIT A
                                  ---------

                  AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
                  ------------------------------------------



The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Home City Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.




                                   FIRST BANKERS TRUST COMPANY, N.A.


Date: 2/05/01                      By: /s/ Linda Shultz
      -------                          Trust Officer



                                   HOME CITY FINANCIAL CORPORATION
                                   EMPLOYEE STOCK OWNERSHIP PLAN


                                   By First Bankers Trust Company, N.A.,
                                        Trustee


Date: 2/05/01                      By: /s/ Linda Shultz
      -------                           Trust Officer